
March 28, 2017

Matthew Kapusta
Chief Executive Officer
uniQure N.V.
Meibergdreef 61 Amsterdam
1105BA Netherlands

> **Re: uniQure N.V.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2017**
> **File No. 333-216701**

Dear Mr. Kapusta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 15, 2017

Selling Shareholders, page 22

1.   Your disclosure indicates that the ordinary shares to be sold by the selling shareholders pursuant to this prospectus were or will be issued to them in exempt transactions. It is not clear, however, whether each initial offering transaction in which the selling shareholders purchased their securities has been completed, and whether the ordinary shares have been issued and are outstanding. Please revise your disclosure to describe more specifically each initial offering transaction in which the securities were sold to the selling shareholders. Refer to Rule 430B(b)(2) and Instruction II.G of Form S-3. Also, revise the fee table and prospectus to include the number of resale shares and allocate the filing fee between the primary and resale offerings. For additional guidance, refer to Compliance and Disclosure Interpretations, Securities Act Rules, Questions 228.03 and

228.04.

Incorporation of Certain Information by Reference, page 26

2.   We note that you have incorporated by reference your Form 10-K for the fiscal year
        ended December 31, 2016 and that your Form 10-K incorporates Part III information by
        reference to your proxy statement which has yet to be filed. Please be advised that we
        cannot accelerate the effective date of your registration statement until you file the
        information required by Part III of Form 10-K in either your definitive proxy statement or
        an amended Form 10-K.

3.   Please incorporate by reference your Form 8-A filed January 31, 2014. Please see Item
        12(a)(3) of Form S-3 for guidance.

Index to Exhibits , page 33

4.   Please file your forms of indenture in a pre-effective amendment.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-
6262 with any questions.

                                                        Division of Corporation Finance
                                                        Office of Healthcare & Insurance